December 13, 2016

Via EDGAR

Kathryn Hinke
Attorney-Adviser
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, NE
Washington D.C. 20549

RE:    Principal Life Insurance Company Separate Account B
Principal Lifetime Income Solutions II Variable Annuity
First Pre-Effective Amendment to the Registration Statement on Form N-4
File Numbers 333-213890, 811-02091

Dear Ms. Hinke:

This letter responds, on behalf of Principal Life Insurance Company Separate Account B (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by letter dated November 29, 2016, with respect to the Initial Registration Statement, which was filed on September 30, 2016, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). Changes in response to Staff comments as described below will be made by the Registrant in a pre-effective amendment that will be filed with the Commission.

GENERAL COMMENTS

GENERAL COMMENT 1. Please confirm that the date of the prospectus will be the same as or about the date of effectiveness.

RESPONSE: Confirmed.

GENERAL COMMENT 2. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifier.

RESPONSE: Confirmed.

GENERAL COMMENT 3. Please advise supplementally whether there are any types of guarantees or support agreements with third parties to support any of the Company’s guarantees under the Contract or whether the Company will be solely responsible for payment of Contract benefits.

RESPONSE: Company is solely responsible for the payment of Contract benefits.

GENERAL COMMENT 4. Please confirm terms are used consistently throughout the registration statement. e.g., p. 45, “Contract accumulated value” and “accumulated value;” “disability” (p. 54, 56) and “total and permanent disability” (p. 21).

RESPONSE: Confirmed. For further response, Registrant added “Contract accumulated value” to the “accumulated value” glossary term. Registrant also clarified the distinction between the meaning of “disability” and “total and permanent disability” for purposes of this prospectus.

ACCOUNTING COMMENTS

COMMENT 5. The prospectus states that financial statements of the separate account and depositor are included in the SAI and incorporated by reference, but the SAI indicates that the financial statements are N/A and Part C indicates “None.” Please file the financial statements by amendment.

RESPONSE: Registrant amended the language in the prospectus to state that financial statements will be filed by amendment.

COMMENT 6. Please file the independent accountant’s consent as an exhibit to the registration statement.

RESPONSE: Registrant will file a consent in a subsequent pre-effective amendment filing for this registration statement.

COMMENTS ON THE PROSPECTUS
COMMENT 7. Glossary

(p. 6) The definition of “notice” includes “any form of communication.” Under the definition, please disclose how owners may reach Principal Life Insurance Company electronically.

RESPONSE: Because Principal Life Insurance Company does not have a specific email address for such purposes, Registrant has removed the words “any form of” from the notice definition.

COMMENT 8. Summary of Expense Information

As part of a pre-effective amendment, please include a template for the GMWB Charges and Percentages Supplement.

RESPONSE: Registrant has attached a template for the GMWB Charges and Percentages Supplement as Exhibit A to this response letter.

COMMENT 9. Summary of Expense Information

(p. 9) In the first paragraph, please bold or underline the following disclosure, for prominence. “For that reason, it is important you have the GMWB Charges and Percentages Prospectus Supplement ("GMWB Charges and Percentages Supplement") with the most current GMWB Charges as of the date you sign the application.”

RESPONSE: Registrant has made the requested revision.

COMMENT 10. Summary of Expense Information

(p. 10, Example) Please confirm that the fee table and example are complete and accurate.

RESPONSE: Confirmed.

COMMENT 11. Summary

Investment Limitations (p. 12): The third set of bullet points introduces the term, “the divisions.” Please define this term.

RESPONSE: The term “division(s)” has been added to the Glossary.

COMMENT 12. Summary

Death Benefit (p. 14): Please explain the following disclosures (emphasis added):

a.	“If no election is made within the required period of time . . . .”

b.	“Once the money is paid to the applicable state . . . .”

RESPONSE: Registrant has revised those sentences to generally describe the requirement to distribute the death benefits within 5 years of the annuity owner’s death.

COMMENT 13. The Contract

(p. 15 - 16, Premium Payments) The ninth bullet point discloses that Principal Life reserves the “right to increase the minimum amount for each premium payment with advance notice.” Please disclose the length of advance notice that will be provided.

Please also delete twelfth bullet point, as it repeats the ninth.

RESPONSE: Registrant has made the requested revisions.

COMMENT 14. The Contract

(p. 16 – 17, Investment Plus Variable Annuity GMWB Exchange Offer) Please revise the fourth bullet point so that it reads: “The exchange offer is available in your state.”

RESPONSE: Registrant has made the requested revision.

COMMENT 15. Charges and Deductions

(p. 21, When Surrender Charges Do Not Apply) Please add parentheses around “9” in the third bullet point. The disclosure should read “Section 401(a)(9).”

RESPONSE: Registrant has made the requested revision.

COMMENT 16. Charges and Deductions

(p. 23, GMWB Charges for Rider Benefits)

a.
The fifth paragraph on page 23 references a “non-valuation date.” If appropriate, please define the term or consider changing the term to “a date that is not a valuation date.” “Valuation date” is defined in the glossary. (See p. 7)

b.	The sixth paragraph references the quarterly maximum charge: 0.5000%. Please disclose the maximum quarterly charge in footnote 2 to the fee table on page 9.

RESPONSE: Registrant has made the requested revisions.

COMMENT 17. DCA Plus Accounts

(p. 24) Please remove the following disclosure from the first paragraph: “As a result the SEC has not reviewed the disclosures in this prospectus relating to the DCA Plus accounts.”

RESPONSE: Registrant has made the requested revision.

COMMENT 18. DCA Plus Accounts

(p. 24) Please disclose how to obtain the current rates.

RESPONSE: Registrant has made the requested revision.

COMMENT 19. Living Benefit – Guaranteed Minimum Withdrawal Benefit (GMWB)

(p. 28, GMWB Investment Options)

a.
Please bold or underline the following disclosure for prominence: “For more information about each of these investment options, see the underling mutual fund’s prospectus provided with this prospectus.”

RESPONSE: Registrant has made the requested revision.

b.	Please define “GMWB Model.” The term is introduced on page 27.

RESPONSE: Registrant has added a definition for “GMWB Model” in the Glossary.

COMMENT 20. Living Benefit – Guaranteed Minimum Withdrawal Benefit (GMWB)

(p. 28, Overview of Target Income Protector and Flexible Income Protector GMWB Riders)

a.	Please disclose that owners may opt out of the “Step-up feature.”

RESPONSE: Registrant has made the requested revision.

b.	Please use terms consistently throughout the prospectus. e.g., “Withdrawal benefit base” and “For Life withdrawal benefit base.”

RESPONSE: Registrant has made the requested revisions.

COMMENT 21. Living Benefit – Guaranteed Minimum Withdrawal Benefit (GMWB)

(p. 29, Withdrawal Benefit Payment) The last sentence in the paragraph preceding the subheading “GMWB Bonus – only applicable for Target Income Protector rider” on page 30, includes an example. Please disclose whether, under this example’s facts, the For Life withdrawal benefit payments would be positively or negatively impacted.

RESPONSE: Registrant has made the requested revisions.

COMMENT 22. Living Benefit – Guaranteed Minimum Withdrawal Benefit (GMWB)

(p. 30, GMWB Bonus – only applicable for Target Income Protector rider)

a.	Please define “applicable Contract anniversary.” (See also Target Income Protector Rider Summary, p. 37)

RESPONSE: Registrant removed “applicable” and added a sentence (“The GMWB Bonus is calculated on each Contract anniversary.”) to the first paragraph.

b.	If the rider cannot be added after the contract issue date, please remove the third paragraph of this subsection.

RESPONSE: Registrant has made the requested revision.

COMMENT 23. Living Benefit – Guaranteed Minimum Withdrawal Benefit (GMWB)

(p. 31, GMWB Step Up)

a.	The third paragraph of this subsection references the “then current rider charge.” Please explain this term for clarity.

RESPONSE: Registrant has deleted “then current rider charge” and replaced it with “increased rider charge.”

b.
The third paragraph also notes: “We will send you advance notice if the charge for your rider will increase in order to give you the opportunity to opt out of the GMWB Step-Up feature.” Please disclose the amount of advance notice to be provided.

RESPONSE: Registrant has added the words “at least thirty days” immediately before the words “advance notice.”

COMMENT 24. Living Benefit – Guaranteed Minimum Withdrawal Benefit (GMWB)

(p. 31, GMWB Percentages) Please disclose whether GMWB Charges and Percentages Supplements are available on Principal’s website and, if so, identify the website. Please provide the correct 1933 Act file number (333-213890).

RESPONSE: Registrant has made the requested revisions.

COMMENT 25. Living Benefit – Guaranteed Minimum Withdrawal Benefit (GMWB)

(p. 32, GMWB Submission Guidelines) Please provide examples of circumstances where “GMWB Submission Guidelines” may be waived.

RESPONSE: Registrant has added the following sentence to the end of the second paragraph of this provision: “For example, the GMWB Submission Guidelines may be waived in the event a delay is caused by Company’s or its representative’s error.”

COMMENT 26. Living Benefit – Guaranteed Minimum Withdrawal Benefit (GMWB)

(p. 33, Effect of Withdrawals) Please add “of the Code” when “72t” is first referenced in the fourth paragraph.

RESPONSE: Registrant has made the requested revision.

COMMENT 27. Transfers and Surrenders

(p. 39, Unscheduled Transfers) In the second bullet point, if appropriate, please disclose that the request must be received in “good order.” See also “Surrenders,” p. 40. (“Surrender values are calculated using the price next determined after we receive your request.”)

RESPONSE: Registrant has made the requested revisions.

COMMENT 28. Transfers and Surrenders

(p. 39, Unscheduled Transfers) Please revise this section so that it is consistent with the disclosure in the fee table on page 8.

RESPONSE: Registrant has made the requested revision.

COMMENT 29. Transfers and Surrenders

(p. 39, Scheduled Transfers) Please disclose whether these transfers are included in the twelve free transfers disclosed in the fee table.

RESPONSE: Registrant directs the Staff’s attention to the second bullet point of this provision, which clearly states there is no charge for scheduled transfers. For further reply, Registrant states that the fee table only refers to how many free unscheduled transfers there are.

COMMENT 30. Transfers and Surrenders

(p. 41, Surrenders) You make reference to “collateral assignees” and “irrevocable beneficiaries.” Please explain and/or define these terms in the disclosure.

RESPONSE: Registrant has made the requested revisions.

COMMENT 31. The Annuitization Period

(p. 42, Annuity Benefit Payment Options) The last sentence of the fourth paragraph states, “Other annuity benefit payment options may be available without this guaranteed basis.” Please disclose the circumstances in which these annuity benefit payment options may be available. See also p. 43, “Other annuity benefit payment options may be available without the minimum annuity benefit payment amount guarantees described in the Contract.”

RESPONSE: Registrant has made the requested revisions.

COMMENT 32. Death Benefit

(p. 46, Contract Accumulated Value is Greater than Zero)

a.
The chart’s introductory paragraph states, “If the GMWB rider is terminated prior to the death, replace GMWB Death Benefit in the tables with Standard Death Benefit.” Please consider adding a separate table for clarity using “Standard Death Benefit.”

RESPONSE: Registrant respectfully declines to make the requested revision. Registrant believes such an addition would be more confusing for customers.

b.	Row 2, Column 3 (“Then…”) includes extra punctuation following bullet point b.

RESPONSE: Registrant has made the requested revision.

COMMENT 33. Federal Tax Matters

(p. 54) The two paragraphs beginning “Generally, unless the beneficiary elects otherwise . . .” and “If your designated beneficiary is your surviving spouse . . .” are repeated twice on this page. Please revise as appropriate.

RESPONSE: Registrant has removed the duplicate paragraphs.

COMMENT 34. Appendix A

Please revise the second bullet point on page 64 to read, “The exchange offer is available in your state.”

RESPONSE: Registrant has made the requested revision.

COMMENT 35. Appendix E

Please confirm Example 4 (p. 86) and Example 5 (p. 87). The accumulated value is listed as both $62,500 and $60,000.

RESPONSE: Registrant added further detail to the calculations to explain the accumulated value prior to withdrawal is $62,500 and the accumulated after the $2,500 withdrawal is $60,000.

ADDITIONAL COMMENTS

COMMENT 36. Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

RESPONSE: Registrant confirms that documentation omitted from the initial filing will be included in a subsequent pre-effective amendment filing for this registration statement.

Sincerely,

/s/ Doug Hodgson

Doug Hodgson
Counsel, Registrant
711 High Street
Des Moines, IA 50392-0300
(515) 362-2384
Hodgson.Doug@principal.com

EXHIBIT A

SUPPLEMENT DATED ________, 20__
TO THE PROSPECTUS FOR
PRINCIPAL LIFETIME INCOME SOLUTIONS II VARIABLE ANNUITY

We are issuing this Supplement to provide the For Life withdrawal benefit payment percentages and GMWB Bonus percentages (collectively, "GMWB Percentages”) and GMWB Charges we will be offering during the period set forth below. This GMWB Charges and Percentages Supplement (this “Supplement”) replaces and supersedes any previously issued GMWB Charges and Percentages Supplement. This Supplement must be used in conjunction with an effective Principal Lifetime Income Solutions II Variable Annuity prospectus.
The GMWB Charges and GMWB Percentages set forth below apply for applications signed between __________, 20____ and __________, 20____. The GMWB Charges and GMWB Percentages may be different than those listed below for applications signed after __________, 20____. For that reason, it is important you have the GMWB Charges and Percentages Supplement with the most current GMWB Charges and GMWB Percentages as of the date you sign the application.
Target Income Protector:
Current annual rider charge: XX

Contract Anniversary (following the rider effective date)	GMWB Bonus Percentage
1-15
16+
For Life Withdrawal Benefit Payment Percentages

Age of Covered Life at First Withdrawal*	Single Life	Joint Life*
45-54
55-64
65-74
75+
Flexible Income Protector:
Current annual rider charge: XX
For Life Withdrawal Benefit Payment Percentages

	If first withdrawal is taken less than or equal to 5 years after Contract issue date		If first withdrawal is taken more than 5 years after Contract issue date
Age of Covered Life at First Withdrawal*	Single Life	Joint Life*	Single Life	Joint Life*
45-54
55-64
65-74
75+
* Joint Life is based on age of younger covered life at first withdrawal.

Determining GMWB Charges and Percentages
The below information pertains to contracts where New York Regulation 60 does not apply. For contract replacements where New York Regulation 60 applies, see Appendix F of the prospectus for New York submission guidelines and information on determining GMWB Charges and GMWB Percentages.
The GMWB Charge and GMWB Percentages for your Contract will be determined as described in this paragraph so long as you satisfy the guidelines on submitting your application (see GMWB Submission Guidelines section in the prospectus). The GMWB Charge and GMWB Percentages in effect on the date you sign the application will apply to your Contract except in the following situation. If any of the GMWB Percentages in effect on the date we receive the money have increased from those in effect on the date you signed your application, you will receive the GMWB Charge and GMWB Percentages in effect on the date we receive the money, provided that no GMWB Percentages have decreased and the GMWB Charge has not changed.
You will be notified if the GMWB Submission Guidelines are not satisfied, in which case we will provide you with the current GMWB Charges and Percentages Supplement, which will include the GMWB Charge and GMWB Percentages applicable to your Contract. Additional paperwork may be required.
The GMWB Percentages applicable to your Contract will not change for the life of your Contract and will be in a GMWB Charges and Percentages Supplement attached to your prospectus. We reserve the right to increase the GMWB Charge up to the maximum annual charge. See GMWB Charges for Rider Benefits for more information.
For more information regarding the GMWB Charge, refer to the GMWB Charges for Rider Benefits section of the prospectus. For more information regarding the GMWB Bonus and the For Life withdrawal benefit payment percentages, see the GMWB Bonus and Withdrawal Benefit Payment sections of the prospectus.
This Supplement should be read and retained with the prospectus for the Principal Lifetime Income Solutions II Variable Annuity. If you would like another copy of the prospectus or a prior GMWB Charges and Percentages Supplement, write us at Principal Financial Group, P.O. Box 9382, Des Moines, Iowa 50306-9382 or call us at 1-800-852-4450 to request a free copy. All GMWB Percentages Prospectus Supplements are also available on the EDGAR system at www.sec.gov (type file number 333-213890). Certain terms used in this Supplement have special meanings. If a term is not defined in this Supplement, it has the meaning given to it in the prospectus.

THIS SUPPLEMENT SHOULD BE READ AND
RETAINED FOR FUTURE REFERENCE

Principal Financial Group
P.O. Box 9382
Des Moines, Iowa 50306-9382
1-800-852-4450